1. Name and Address of Reporting Person
   Hilb, Robert H.
   4951 Lake Brook Drive
   Suite 500
   Glen Allen, VA 23060
   USA
2. Issuer Name and Ticker or Trading Symbol
   Hilb, Rogal and Hamilton Company (HRH)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   8/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              170000           D
Common Stock                                                                              24000            I           By Spouse
Common Stock                       06/28/2002 L       V     26.69       A      $45.2500                    I           Deferred
                                                                                                                       Plan, Held in
                                                                                                                       Trust
Common Stock                       07/01/2002 A <F1>        143.97      A      $45.1500                    I           Deferred
                                                                                                                       Plan, Held in
                                                                                                                       Trust
Common Stock                       08/19/2002 A <F1>        90.07       A      $43.3000                    I           Deferred
                                                                                                                       Plan, Held in
                                                                                                                       Trust
Common Stock                       08/20/2002 A <F1>        60.46       A      $43.0000   13741.94         I           Deferred
                                                                                                                       Plan, Held in
                                                                                                                       Trust

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $8.813                                               05/06/2008 Common                      10000    D
(Right to buy)                                                                 Stock
Stock Options  $10.813                                              06/09/2009 Common                      10000    D
(Right to buy)                                                                 Stock
Stock Options  $14.375                                              05/03/2010 Common                      10000    D
(Right to buy)                                                                 Stock
Stock Options  $19.875                                              05/02/2011 Common                      10000    D
(Right to buy)                                                                 Stock
Stock Options  $38.45                                               05/08/2009 Common                      10000    D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
Directors' Deferred Plan purchases common stock of Company, which is held in trust under the terms of the Hilb, Rogal and Hamilton Amended and Restated Outside Directors Deferral Plan. Directors electing to receive 100% of compensation in common stock receive a 30% bonus grant of stock to encourage maximazation of at-risk compensation. Dividends are reinvested by the trustee. Deferred stock will be paid out in shares at the time selected by the director, either a lump sum or a series of distributions over a period of years.

SIGNATURE OF REPORTING PERSON
/s/ Robert H. Hilb

DATE
09/04/2002